VenHub Global, Inc.

September 9, 2025

Office of Technology

U.S. Securities and Exchange Commission

Mail Stop 4631

Division of Corporate Finance

Washington, D.C. 20549

Re:	VenHub Global, Inc.

Draft Registration Statement on Form S-1

Submitted July 15, 2025

CIK No. 0001972234

Dear Commission:

On behalf of our company, VenHub Global, Inc., a Delaware corporation (the “Company”), we would like to thank you for your prompt review of our Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2025, in connection with the registration for resale of shares of our common stock (“Common Stock”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”). We are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Commission by letter dated August 7, 2025.

In connection with these responses, we are filing an Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) via EDGAR.

Our responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Cover page

1. Please revise to disclose the sales prices in recent private transactions of your securities.

We have updated the cover page to include a description of recent private transaction in our securities.

2. It appears that you have an ongoing CF Offering which will run concurrently with this offering. Tell us whether you intend to include the shares issued in the crowdfunding in this registration statement.

We have included a disclosure related to the CF Offering which closed on August 9, 2025, with final escrow closing on August 26, 2025.

3. Please clarify what will occur if the financial advisor does not approve the Current Reference Price.

We have added clarification in regard to the approval process by the financial advisor. We have also added this clarification to the “Plan of Distribution” on page XX of Amendment No. 1 of Form S-1 registration statement.

Prospectus Summary, page 1

4. Please describe in more detail how each store’s AI algorithm will tailor its offerings to meet individual customers’ preferences.

We have updated our disclosure regarding how each store’s AI algorithm will tailor its offerings to meet individual customers’ preferences. We do note that continued development and improvement of AI technology, generally, as well as the specific application that we will continue to change in the short and long term, make a comprehensive disclosure of AI applications going forward hard to predict, and therefore hard to accurately disclose.

5. We note your disclosure that you intend to rely primarily on debt financing to supplement cash flows generated by services. This does not appear to be consistent with your disclosure on pages F-8 and F-25 that you intend to fund your operations with funding from a crowdfunding campaign. Please revise or advise.

We have clarified our financing requirements throughout the Amendment # 1 Form S-1 to more accurately and consistently describe our financial needs now and in the future.

Summary Financial Information, page 2

6. Please revise to ensure that all amounts and column headings presented are consistent with your annual and interim financial statements. For example, we note that the March 31, 2025 total liabilities and total stockholders’ (deficit) amounts presented on page 3 are different than those presented on page F-3.

We have generally updated to ensure consistency of our tables, including content and table headings. We note that we have also updated to remove the first quarter stub period and have included the interim financial statements for the six months ended June 30, 2025.

Risk Factors, page 5

7. Please disclose material risks resulting from the structure of your offering. For example, consider addressing increased price and market volatility; the novel process of the listing and setting the opening trading price; that the opening trading price may not be related to historical sales prices; lack of safeguards associated with a traditional underwritten offering (i.e., no price stabilization, no greenshoe, no book building, no lock-ups); uncertainty associated with the fact that few companies have undertaken direct listings to date; and any impact of your brand and consumer recognition on the demand for shares.

We have added a risk factor regarding the potential volatility inherent to a direct listing. The specific risk factor can be found under the subheading “Risks Related to this Offering” on page 25,

8. Please tell us what consideration you have given to including a risk factor discussing the differences a tracing requirement could pose to securities liability challenges brought under Section 11 and Section 12 for a direct listing versus a traditional IPO and the impact that it would have on you and potential investors. We note the courts have addressed whether a plaintiff is required to trace their purchase of shares to the shares registered pursuant to the registration statement in a direct listing. See Slack Techs., LLC v. Pirani, 598 U.S. 579 (2023) and Pirani v. Slack Techs., Inc., 127 F.4th 1183 (9th Cir. 2025).

We have added a risk factor regarding the potential concerns and challenges related to tracing of the purchase of shares to the shares registered pursuant to a registration statement in a direct listing, generally. The specific risk factor can be found under the subheading “Risks Related to this Offering” on page 25.

Our revenues and profits are subject to fluctuations., page 6

9. Your disclosure that you have not yet deployed units to any customers does not appear to be consistent with your disclosure on page 40 that you have sold two stores to customers. Please revise or advise.

We have updated this risk factor to more accurately describe the current operations of the Company.

Our business plans require a significant amount of capital…, page 13

10. Please explain the basis for your statement that you expect that you will have sufficient capital to fund your currently planned operations. In this regard, we note your disclosure on the same page and on page 13 stating that you will need additional capital to develop your business.

We have amended the risk factor to more accurately reflect the capital requires to fund operations of the Company.

Our status as an “emerging growth company” under the JOBS Act Of 2012..., page 24

11. Your disclosure indicating that you will use the extended transition period for complying with any new or revised financial accounting standards is not consistent with your disclosure on the cover page. Please revise or advise. In addition, please disclose the circumstances in which you would no longer be eligible to be an emerging growth company.

The Company has revised the cover page to reflect that it will use the extended transition period for complying with new or revised financial accounting standards and has added disclosure in the Prospectus Summary, Risk Factors, MD&A and the notes to the financial statements describing this election and the circumstances under which the Company would cease to be an emerging growth company.

Our management has broad discretion over the use of proceeds from this offering..., page 26

12. Your disclosure in this risk factor is not consistent with your disclosure elsewhere in the registration statement that you will not receive any proceeds from this offering. Please revise or advise.

We have removed the risk factor in its entirety.

We currently have no requirements to make any reports to the Securities and Exchange Commission, page 27

13. Given that you will incur reporting obligations upon effectiveness of this registration statement, this risk factor does not appear to be correct. Please remove this disclosure or advise.

We have removed the risk factor in its entirety.

Determination of Offering Price, page 29

14. In a direct listing, the pricing mechanism is a product of market demand, and there is no offering price “arbitrarily determined by the Company...” Please revise this section to disclose a history of private transactions in your stock, including a range of recent crowdfunding sales. Explain how these transactions relate to the establishment of the Current Reference Price on the first day of trading of our stock on the Nasdaq Global Market.

We have updated this section, generally, to more accurately describe the determination of a Current Reference Price as it relates to prior private transactions for our securities and how it relates to the trading price thereafter.

Plan of Distribution; Terms of the Offering, page 31

15. Please disclose any compensation that your Advisor will receive in connection with the offering. Please disclose whether the fee paid to the Advisor is entirely contingent on the successful consummation of the direct listing or whether any portion of the fee is required to be paid regardless of whether the direct listing is completed.

We have added a disclosure related to the financial advisor’s compensation.

Market for Common Equity and Related Stockholder Matters, page 37.

16. Please revise to clarify your statement that the “Series A Preferred Stock and Series B Preferred Stock will convert into common stock upon effectiveness of this Registration Statement that are owned by 1 shareholder.”

We have removed the inconsistency in this disclosure.

17. Your disclosure that you intend to apply for the listing of your common stock on Nasdaq after the completion of this offering is not consistent with your disclosure on the cover page that Nasdaq listing is a condition to the offering. Please revise or advise.

We have corrected to be consistent with the cover page.

18. You disclose that as of the date of effectiveness of this registration statement, there will be 100,000 shares of Series C Preferred Stock issued and outstanding. To the extent that you expect changes in your capitalization after your most recent balance sheet date, please tell us how you considered providing pro forma information that gives effect to the change in capitalization. Refer to Rule 11-01(a)(8) of Regulation S-X.

We respectfully advise the Staff that the 100,000 shares of Series C Preferred Stock referenced in the registration statement are designated as a separate class of preferred equity that carries no conversion rights into common stock or any other securities of the Company. The Series C Preferred Stock also does not have any features (such as mandatory redemption, dividend obligations tied to common equity, participation rights, or voting parity) that would affect the capitalization reflected in our most recent balance sheet.

Accordingly, the issuance of the Series C Preferred Stock does not impact the number of outstanding shares of common stock, additional paid-in capital, or overall capitalization presented in our historical financial statements. For this reason, management concluded that pro forma financial information under Rule 11-01(a)(8) of Regulation S-X is not required, as there is no material effect on capitalization to be reflected on a pro forma basis.

VenHub Global, Inc.’s Management’s Discussion and Analysis of Financial Condition and

Results of Operations Key Components of Results of Operations, page 40

19. Please provide narrative disclosure explaining the trends in operating results between periods. Refer to Item 303(b) of Regulation S-K. In addition, please provide additional disclosure regarding the breakdown in operating expenses. In this regard, we note that approximately 1%, 9%, and 2% of your operating expenses went toward research and development for the year ended December 31, 2023, the year ended December 31, 2024, and the three months ended March 31, 2025, respectively.

We have updated to be consistent with Item 303(b) of Regulation S-K.

For the period January 31, 2023 (inception) to December 31, 2023 and the year ended

December 31, 2024, page 40

20. Please provide detailed disclosure regarding your incursion of convertible debt, either here or in a separate section. Refer to Item 303(b)(1)(ii)(B).

We have updated to include detailed disclosure regarding the incursion of convertible debt consistent with Item 303(b)(I)(ii)(B).

For the three months ended March 31, 2024 and March 31, 2025

Liquidity and Capital Resources, page 42

21. Please revise to provide disclosure of the $2.5 million secured promissory note that you issued to Target Global Acquisition I Corp. on May 16, 2025.

We have amended the disclosure to include of the $2.5 million secured promissory note we issued to Target Global Acquisition I Corp. Please note that we have replaced the interim financial statements for the period ended March 31, 2025 with the interim financial statements for the period ended June 30, 2025.

Liquidity and Capital Resources, page 42

22. We note your disclosure on page 13 that you will require significant capital to operate your business and fund your capital expenditures for the next several years. Please revise to provide an analysis of your ability to generate and obtain adequate amounts of cash to meet your requirements for the next 12 months and beyond. Please ensure that your discussion analyzes material cash requirements from known contractual and other obligations and the anticipated source of funds needed to satisfy such cash requirements. If a material deficiency is identified, revise to indicate the course of action that you have taken to or propose to take to remedy the deficiency. Please refer to Item 303(b)(1) of Regulation S-K.

We have updated the disclosure to include an analysis of our ability to generate and obtain adequate capital to meet our requirements for the next 12 months and beyond in accordance with Item 303(b)(I).

Directors and Executive Officers, page 45

23. Please revise to disclose whether Ann Neidenbach will serve on your board of directors. In this regard, you disclose her inclusion on the board in some, but not all, sections of your disclosure.

We have removed any reference to Ann Neidenbach.

Security Ownership of Certain Beneficial Owners and Management, page 52

24. Please revise to disclose any persons who beneficially own five percent or more of any of your voting securities. Refer to Item 403(a) of Regulation S-K. If Series C Preferred shares will be issued in conjunction with this offering, please include such shares in the tabular disclosure. In addition, revise to include the holdings of SSO, LLC in the aggregate beneficial ownership of Shahan Ohanessian and Shoushana Ohanessian. Finally, the column labeled “Amount and nature of beneficial ownership once trading commences” indicates that none of your officers or directors will sell any shares of common stock as part of this offering. Please confirm that your officers and directors do not intend to sell any shares as part of this offering or revise.

We have generally updated to include the effects of the issuance of the Series C Preferred Stock as well as the total issued and outstanding common stock both before and after the effectiveness of the registration statement and the commencement of trading on Nasdaq.

Certain Relationships and Related Transactions, page 53

25. Please revise to include all disclosure required by Item 404 of Regulation S-K.

We have updated to include full disclosure of related party transactions pursuant to Item 404 of Regulation S-K.

Business of VenHub and Certain Information About VenHub, page 56

26. Please revise the discussion of your business throughout to more clearly distinguish between the products, services, and features that are currently available, those that are currently in development and those that may be available in the future. For example, on page 60, you disclose that you “will offer” round-the-clock customer support and “will provide” detailed training materials to customers. We also note from the FAQ section of your website that your current “Version 1” Smart Stores do not include ID verification technology that would enable sales of age-restricted products such as alcohol or tobacco. Your revised disclosures should also describe the timelines and expected cost to develop products, services and/or features that are under development but not yet available.

The Company respectfully advises the Staff that it has revised the discussion of its business throughout the registration statement to more clearly distinguish among (i) products, services, and features that are currently available, (ii) those that are under active development, and (iii) those that may be offered in the future. For example, the disclosure now specifies that Version 1 Smart Stores, which are currently available, do not include ID verification technology for age-restricted product sales, while such functionality is identified as under development for future deployment.

In addition, where applicable, the revised disclosure includes timelines and the expected costs associated with the development of products, services, and features that are not yet available. If specific timelines or costs are not currently known, the Company has included reasonable estimates or has noted that such information is presently unavailable.

27. Please revise to more fully describe your plans for “initial commercial deployments” in 2025 and “ramp up of production” in 2026 and 2027. We note your discussion on page 66 about the expected capacity of various facilities once developed. However, it is unclear when production is expected to come online at each of those facilities and when they are expected to reach the full annual production capacity referenced on page 67. Your revised disclosures should describe the specific milestones associated with the development of your production facilities and the capital resources needed to achieve those milestones.

We have revised the disclosure in the Business section to more fully describe its plans for initial commercial deployments beginning in 2025 and the anticipated ramp-up of production through 2026 and 2027. Specifically, the revised disclosure now:

●	Identifies our planned production facilities, the expected timing for each facility to commence production, and the milestones associated with construction, permitting, equipment installation, and commissioning.

●	Clarifies when each facility is expected to come online and the estimated timeframe to achieve full annual production capacity, as referenced in the capacity discussion.

●	Describes the planned sequence of facility development to support initial commercial deployments in 2025, followed by scaled production increases in 2026 and 2027.

●	Includes disclosure regarding the anticipated capital resources required to fund these milestones, including facility buildout, equipment purchases, and staffing, and notes whether such resources are currently available or are expected to be obtained through additional financing.

We believe these revisions provide greater transparency regarding the development and production timeline and the resources necessary to achieve each milestone.

Smart Store Pre-Orders, page 60

28. We note your 1,453 “pre-orders” as of March 31, 2025. To enhance transparency for investors, please revise your discussion of pre-orders as follows:

●	Define pre-orders and explain the steps that must be taken by you and the customer to result in pre-orders becoming orders;

●	Describe the rights and obligations of both you and the customer associated with pre-orders as compared to signed purchase contracts;

●	Disclose the number of pre-orders that have been converted into signed purchase contracts and, separately, into completed Smart Stores sales as of the most recent balance sheet date;

●	Quantify the dollar amount of deposits collected in connection with pre-orders as of the most recent balance sheet date; and

●	Identify the number of pre-orders associated with each of your primary target markets. For example, we note that you plan to target your initial commercial deployments in Los Angeles and Las Vegas.

We have revised its disclosure regarding pre-orders to enhance transparency for investors. Specifically, the revised disclosure now:

●	Defines pre-orders and explains the process required for both the Company and the customer to convert a pre-order into a signed purchase contract, including the steps of deposit, final contract execution, and scheduling of delivery and installation.

●	Describes the rights and obligations of both the Company and the customer in connection with pre-orders, highlighting how they differ from those arising under signed purchase contracts (e.g., pre-orders are non-binding indications of interest subject to cancellation by the customer, while signed purchase contracts create enforceable payment and delivery obligations).

●	Discloses conversion metrics, including the number of pre-orders that have been converted into signed purchase contracts and, separately, the number that have resulted in completed Smart Store sales as of the most recent balance sheet date.

●	Quantifies deposits received, providing the total dollar amount of deposits collected in connection with pre-orders as of the most recent balance sheet date.

●	Breaks down pre-orders by market, identifying the number of pre-orders associated with each of our primary target markets, including Los Angeles and Las Vegas, which are intended to be the focus of our initial commercial deployments.

We believe these revisions provide investors with a clearer understanding of the nature of pre-orders, the process for conversion into revenue-generating contracts, and the geographic focus of initial market adoption.

29. Your disclosure indicates that you have received over 1,000 pre-orders for Smart Stores but that deposits have not yet been collected. Please tell us how this is consistent with the claim on your website that you have received over $300 million in pre-orders for Smart Stores.

We have clarified our disclosure in the amended registration statement to reconcile the references to pre-orders. Specifically, we have explained that while deposits have not yet been collected, the referenced “over $300 million in pre-orders” represents the aggregate potential contract value of non-binding pre-orders received as of the referenced date, based on the current pricing of the Smart Stores. We have clarified that such pre-orders are non-binding indications of interest and do not represent signed purchase contracts or collected deposits.

Intellectual Property, page 64

30. You indicate that intellectual property is critical to your strategy. Please revise your disclosures on page 66 to indicate (as you mention on page 11) that your trademark is facing an objection. Please also disclose the extent to which any of the patents listed on pages 65-66 are also facing objection. As a related matter, we note that several of your provisional patent applications have expired. Please revise to explain how these objections and expired patent applications may impact your business.

We have updated the Intellectual Property subsection to include additional disclosure in regard to the effects on any patent applications that have expired or are facing objection. We have generally updated the tables to include current status of these patents.

Manufacturing and Supply, page 66

31. Please revise to provide disclosure about the actual availability of the raw materials material to your business. Refer to Item 101(c)(1)(iii)(A) of Regulation S-K. Please disclose whether you have experienced supplier concentration and provide related risk factor disclosure to the extent material.

We have revised its disclosure in the Business section to address the availability of raw materials that are material to its operations, in accordance with Item 101(c)(1)(iii)(A) of Regulation S-K. Specifically, the revised disclosure now:

●	Identifies the principal raw materials and components required for the manufacture and deployment of Smart Stores, including steel, electronic components, refrigeration units, robotics hardware, and display systems.

●	Describes the current availability of these raw materials and components, including any market conditions that may affect supply (e.g., semiconductor lead times, global logistics, or commodity price fluctuations).

●	Provides disclosure regarding supplier concentration where applicable, including whether the Company is dependent on a limited number of suppliers for certain key materials or components.

●	Adds related risk factor disclosure where material, highlighting the potential risks associated with supply chain disruptions, pricing volatility, or reliance on single-source suppliers.

We believe these revisions provide investors with greater transparency regarding the availability of critical raw materials, supplier concentration, and associated risks.

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Operations, page F-4

32. When you update your interim financial statements, please revise the column headings above the two columns on the right side to indicate that these figures represent year- to-date results. For example, revise to indicate that these columns represent results for the six months ended June 30, 2025 and 2024. As a related matter, please revise the column headings throughout your interim financial statements to clearly distinguish between audited and unaudited periods.

We have provided updated financial statements with accurate column headings for the interim financial statements for the period ended June 30, 2025.

Condensed Consolidated Statements of Stockholders’ (Deficit), page F-5

33. It is unclear why you included condensed consolidated statements of stockholders’ (deficit) for periods other than the three months ended March 31, 2025 and 2024. It also appears that you have a typo in the dates used within your condensed consolidated statement of stockholders’ (deficit) for the quarter ended March 31, 2025. Please advise or revise.

We have corrected the inconsistencies.

Condensed Consolidated Statements of Cash Flows, page F-7

34. Please revise the descriptions of your adjustments to reconcile net loss to net cash used in operating activities so that it is more clear which line items represent changes in assets or liabilities between periods and which represent adjustments for items included in net loss that do not affect net cash used in operating activities.

We have revised the descriptions so that it is more clear which line items represent changes in assets or liabilities between periods and which represent adjustments for items included in net loss that do not affect net cash used in operating activities.

35. It appears that you present proceeds from the sale of Series B preferred stock both within cash flows from financing activities and as a supplemental non-cash financing activity on page F-7. Please revise as needed to appropriately reflect the nature of these transactions.

We have removed the supplemental non-cash financing activity.

Summary of Significant Accounting Policies

Basis of Presentation, page F-8

36. Since your audited financial statements for the year ended December 31, 2024 are included within this filing, please revise to remove the reference to your 2024 annual report filed on Form C.

We have removed the reference.

Inventory, page F-9

37. Please revise to disclose the nature of your raw materials and work in progress inventory. Please also revise to include your accounting policies for cost of goods sold. Similar revisions should be made to your annual financial statements.

We have revised to disclose the nature of raw materials and work in progress.

Revenue Recognition, page F-11

38. We note that you sold two Smart Store products during the quarter ended March 31, 2025. So that we can better understand your revenue recognition policies for these products, please tell us all of the material promised goods and/or services included within your contracts with customers (including your contracts for SaaS and maintenance services). Please also tell us how you considered ASC 606-10-25 in determining whether each promised good and service was a distinct performance obligation or part of a bundle of goods and services that is distinct.

We have revised so the revenue recognition policy is more clear, including ASC 606-10-25 analysis.

Commitments and Contingencies, page F-13

39. You disclose on page F-18 that you entered into a settlement agreement with Target Global Acquisition I Corp on May 16, 2025. We note that you delivered consideration payable under this arrangement on May 21, 2025, including $225,000 in cash, a $2.5 million secured note payable and 3,462,375 shares of common stock. Please refer to ASC 450-20-25-2 and tell us how you considered the need to recognize a loss related to this settlement as of March 31, 2025. Please also revise your disclosures on page F- 18 to describe the circumstances under which repayment of the note could be accelerated.

We have revised providing how we considered the need to recognize a loss related to this settlement for the period ended June 30, 2025 and disclosed circumstances under which repayment of the note could be accelerated.

Related Party Transactions, page F-13

40. Please revise to clarify that your CEO and President are married to each other and similarly revise the footnotes of your condensed consolidated financial statements on page F-30.

We have updated to clarify the relationship between the CEO and President of the Company as husband and wife.

Crowdfunding Offering, page F-14

41. Your disclosure about the $5 million maximum crowdfunding offering size appears inconsistent with the $4,351,563 maximum offering disclosed in your amended Form C filed April 29, 2025. Please advise or revise accordingly.

We have updated. For purposes of clarification, the initial continuous offering under Regulation CF was for $5 million. At the time of filing of the Form C on April 29, 2025, the Company had sold $648,437 pursuant to offering, leaving $4,351,563 of the offering unsubscribed.

Share Based Compensation, page F-15

42. Please tell us how you considered the need to provide the disclosures described in ASC 718-10-50 for both your annual and interim financial statements.

We have revised to provide full disclosure for the year ended December 31, 2024 and consolidated for June 30, 2025.

Audited Financial Statements

43. Report of Independent Registered Public Accounting Firm, page F-19 Please include a report from your independent auditor that is dated and identifies the firm by name. If your auditor also audited the financial statements as of and for the period from inception to December 31, 2023, that period should also be referenced in their report. Refer to Rule 2-02(a) of Regulation S-X. Please also revise your disclosure on page 54 to include the date of your former accountant’s audit report and the periods covered by the report.

We have corrected the inconsistencies.

Consolidated Statement of Operations, page F-21

44. We note that the three month periods ended December 31, 2023 and 2024 were not referenced in the audit report on page F-19. If you choose to include these columns within your audited financial statements, please consider if the column headers should be revised to indicate that the amounts presented are unaudited.

We have corrected the inconsistencies.

45. Please revise to present basic and diluted earnings per share on the face of your statement of operations for all periods presented. Refer to ASC 260-10-45-2. Please also revise your footnotes to include disclosures required by ASC 260-10-50. Similar revisions should also be made to your interim financial statements.

We have corrected the inconsistencies.

Consolidated Statements of Stockholders’ (Deficit), page F-23

46. Please revise your statement of stockholders’ deficit to include the entire fiscal 2023 period.

We have corrected the inconsistencies.

Recent Sales of Unregistered Securities, page II-1

47. Please provide all the information required by Item 701 of Regulation S-K for all securities sold by the company within the past three years that were not registered under the Securities Act, including the date(s) of sale, the title and the dollar amount of securities sold in reliance on Regulation Crowdfunding. Please also ensure that you include the units sold on June 27, 2025; convertible notes executed on August 16, 2024, December 2, 2024 and February 14, 2025; the stock purchase agreements signed on January 21, 2024, April 10, 2024, and July 15, 2024; and any other securities sold in the past three years.

We have added the appropriate disclosure.

Signatures, page II-4

48. When publicly filed, please ensure that the registration statement is signed by your principal executive officer, principal financial officer, and principal accounting officer. Refer to Instruction 1 to Signatures on Form S-1.

We confirm that when filed publicly the registration statement will be signed by the principal executive officer, the principal financial officer, and the principal accounting officer.

General

49. Please revise to ensure that disclosure regarding your classes of securities is consistent throughout your filing. In this regard, we note that:

●	Your disclosure on the cover that the Series C Preferred Shares will convert in connection with this registration statement is not consistent with your disclosure on page 34 that the Series C Preferred Stock shall have no conversion rights.

●	Your disclosure on the cover that the Series B Preferred shares will convert “upon Nasdaq listing” is not consistent with your disclosure on page 34 that the Series B Preferred Stock convert solely at the discretion of your board of directors.

●	Your disclosure regarding when the Series A Preferred Stock will convert into shares of common stock is not clear. You disclose on the cover that such conversion will occur “upon Nasdaq listing,” on pages 4 and 37 that it will occur “upon effectiveness of this Registration Statement,” and on pages 17 and 34 that it will occur “immediately prior to commencing trading.”

●	You disclose that the Series A Preferred shares will convert into 37,935,029 shares of common stock on the cover page and that they will convert into 57,935,029 shares of common stock on page 34.

●	You disclose on the cover that there are currently 607,986 shares of Series B Preferred Stock outstanding but on page 4 that there are 615,418 shares outstanding. Similar discrepancies appear elsewhere in the filing.

●	Your disclosure on page 34 states only that you will “establish” the Series C Preferred Stock upon effectiveness of this Registration Statement, but implies on pages 17 and 37 that that all authorized Series C Preferred shares will simultaneously be issued and outstanding.

We have amended throughout to describe the number, rights, and rights and obligations of all securities of the Company, including those not yet issued, are consistent throughout the registration statement.

50. Please revise to identify the selling shareholders participating in this offering. Revise the cover page and each relevant section throughout the prospectus to clarify the number of shares that are held by selling shareholders, the percentage the shares held by selling shareholders represents of all restricted shares outstanding, and the number of shares not being registered that may be freely sold upon effectiveness of the registration statement.

We have revised to include the selling shareholders.

51. We note that you have applied to list your shares on the Nasdaq Global Market. Please tell us the direct listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet each of the quantitative requirements. If you do not meet such quantitative requirements, please explain how you expect to do so. For example, if you plan to conduct a reverse stock split contemporaneously with this offering, you should include disclosure highlighting this anticipated step and the possible negative effects to shareholders of doing so. Also, please revise to include a risk factor that discusses the risks associated with your ability to meet such quantitative requirements and any related risks to your shareholders.

We have added appropriate disclosure.

52. We note recent statements by your CEO that you plan to go public through a direct listing and that your shares “could begin trading publicly either next month or in early October.” We also note that your crowdfunding offering is ongoing. Please explain how you are complying and intend to comply with the integration rules set forth in Rule 152, as well as Section 5(c) of the Securities Act.

Our counsel respectfully advises the Staff that it has considered the integration framework under Rule 152 of the Securities Act of 1933 and believes that its Regulation Crowdfunding offering and its proposed direct listing are not integrated for purposes of Section 5.

Pursuant to Rule 152(b)(1), offers and sales made in reliance on Regulation Crowdfunding will not be integrated with subsequent registered offerings. Our Regulation CF offering was conducted pursuant to Section 4(a)(6) and Regulation Crowdfunding and has now been closed as of August 9, 2025, with escrow scheduled to close on or about August 26, 2025. Accordingly, sales made under Regulation CF were exempt transactions completed prior to the effectiveness of our registration statement and prior to the direct listing.

In addition, we acknowledges its obligations under Section 5(c) of the Securities Act not to make any offers of securities prior to the filing of a registration statement. The statements made by our CEO were intended as general forward-looking statements regarding our strategic plans, and not as offers of securities. To avoid any potential concerns, we has instructed its executive officers and employees to refrain from making public statements that could be construed as offering securities outside of the registration process.

We will revise our disclosure to clarify the timing of the closing of our Regulation CF offering and to affirm that the direct listing will proceed only under an effective registration statement and in compliance with the Securities Act.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, William Eilers at (561) 484-7172 or Christian Nagler at 212) 446-4660.

Sincerely,

/s/ Shahan Ohanessian
Shahan Ohanessian, CEO